Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Continues to Improve its Results for the Second Quarter of 2016

Kingsey Falls, Quebec, August 5, 2016 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, is pleased to announce its unaudited financial results for the three-month period ended June 30, 2016.

Q2 2016 Highlights

•	Sales of $998 million
(compared to $1,003 million in Q1 2016 (0%) and $950 million in Q2 2015 (+5%))

•	Excluding specific items

◦	OIBD of $112 million
(compared to $106 million in Q1 2016 (+6%) and $103 million in Q2 2015 (+9%))

◦	Net earnings per common share of $0.38
(compared to $0.35 in Q1 2016 and $0.25 in Q2 2015)

◦	Greenpac contribution to net earnings per common share: $0.03
(compared to $0.04 in Q1 2016 and $0.03 in Q2 2015)

•	Including specific items

◦	OIBD of $112 million
(compared to $120 million in Q1 2016 (-7%) and $105 million in Q2 2015 (+7%))

◦	Net earnings per common share of $0.38
(compared to $0.79 in Q1 2016 and $0.25 in Q2 2015)

•	Net debt of $1,664 million as at June 30, 2016 (compared to $1,684 million as at March 31, 2016) and net debt to OIBD ratio down from 3.8x to 3.6x

Mr. Mario Plourde, President and Chief Executive Officer, commented on the second quarter results: “We are pleased with the overall performance of our operations during the second quarter. Results in North America were in line with expectations, and highlight how our strategic investment in new equipment over the last few years is translating into improved efficiency, and a greater operational capacity to adapt to changing market dynamics.

We made important headway this quarter, and completed several relevant transactions. The first was in our Containerboard Packaging Group, which acquired a corrugated packaging plant in Connecticut. The move strengthens our position in the Northeastern United States by increasing our converting capacity, while also providing us with the platform to execute our longer-term development strategy of upgrading our asset base and growing our presence in this area. Our Tissue Products Group also announced plans to build a new converting plant in Oregon that will house state-of-the-art converting lines, slated to begin operating at the end of the first quarter of next year. In addition to providing us with a new strategically positioned base to service the Western US market, this new facility will be fed by our nearby mill, providing secured off-take for this operation and increasing our overall integration rate in Tissue.

As for our financial results, the 9% increase in OIBD compared to 2015, was largely driven by the strong performance of our Tissue Papers Group, which increased its OIBD by 70%. In addition, our Containerboard Packaging and Specialty Products Groups also had a strong performance and successfully increased their OIBD by 9% and 14%, respectively. Quarterly sales and OIBD levels in North America benefited from a 5% decrease in the value of the Canadian dollar against the US dollar. The results of our European division were slightly weaker for the quarter, largely due to the ongoing challenging market dynamics, as well as some scheduled downtime at our German mill. On a sequential basis, consolidated OIBD increased 6% as each of our business segments improved their contribution.

Finally, we continue to work on our debt reduction objective. Sequentially, the decrease in our debt was mainly the result of stronger cash flows from operations which were partially utilized to make seasonal investments in working capital and capital investments. Our net debt to OIBD ratio now stands at 3.6x, bringing us closer to our targeted range of 3.0x to 3.5x.”

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars) (unaudited)	Q2 2016	Q1 2016	Q2 2015

Packaging Products
Containerboard	60	55	55
Boxboard Europe	17	16	19
Specialty Products	16	14	14

Tissue Papers	39	34	23

Corporate Activities	(20)	(13)	(8)
OIBD excluding specific items	112	106	103
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	Q2 2016	Q1 2016	Q2 2015

Sales	998	1,003	950
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	112	106	103
Operating income	65	59	59
Net earnings	35	34	24
per common share	$0.38	$0.35	$0.25
Margin (OIBD)	11.2%	10.6%	10.8%
As reported
Operating income before depreciation and amortization (OIBD)	112	120	105
Operating income	65	73	61
Net earnings	36	75	24
per common share	$0.38	$0.79	$0.25
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended June 30, 2016 (compared to the same period last year)

Sales increased by 5% to $998 million compared to the same period last year, reflecting higher average selling prices combined with the positive financial impact of the lower Canadian dollar.

Operating income, excluding specific items, increased from $59 million in the second quarter of 2015 to $65 million in the second quarter of 2016. This improvement is attributable to the above-mentioned factors and favorable energy costs. Partially offsetting these benefits were higher corporate costs as well as production and maintenance costs, in addition to some production downtimes that were taken during the quarter, most notably at our recycled boxboard plant in Germany where we upgraded a section of the machine. When including specific items, operating income amounted to $65 million compared to $61 million for the same period last year.

In the second quarter of 2016, the main specific items, before income taxes, that impacted our operating income and/or net earnings were:

•	a $5 million unrealized gain on derivative financial instruments (operating income and net earnings);

•	a $9 million impairment and restructuring charge (operating income and net earnings);

•	a $4 million gain on the sale of assets following the closure of the Auburn, Maine, plant (operating income and net earnings);

•	a $6 million loss on share of results of associated and joint ventures on our portion of the Greenpac refinancing fees (net earnings);

•	a $6 million foreign exchange gain on long-term debt and financial instruments (net earnings);

•	a $2 million income tax expense related to assets sales in past years (net earnings).

Net earnings excluding specific items amounted to $35 million ($0.38 per share) in the second quarter of 2016 compared to $24 million ($0.25 per share) for the same period in 2015. Including specific items, net earnings amounted to $36 million ($0.38 per share) in the second quarter of 2016 compared to $24 million ($0.25 per share) in the same period in 2015.

Analysis of results for the three-month period ended June 30, 2016 (compared to the previous quarter)

On a sequential basis, sales remained relatively stable at $998 million, as higher shipments in all segments except Boxboard Europe were offset by the strengthening of the Canadian dollar and a decrease in our average selling prices, mainly in our tissue activities.

Operating income, excluding specific items, increased from $59 million in the first quarter of 2016 to $65 million in the second quarter of 2016. This improvement is attributable to a combination of the factors mentioned above and lower energy costs, which were slightly counterbalanced by higher depreciation expense and corporate costs.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-Term Outlook

Commenting on the near-term outlook for Cascades, Mr. Plourde added: “We are committed to delivering a solid operational performance through the end of 2016. Despite recent North American price decreases in Containerboard and the volatility in regards to fibre costs and the Canadian dollar, we expect that our Containerboard Packaging and Specialty products Groups will perform well through the third quarter, which is a seasonally strong period for these operations. In regards to our Tissue Group, we anticipate that sales and cost reduction initiatives will translate into a solid performance through the seasonally strong third quarter, followed by a cyclically softer fourth quarter. In Europe, we expect market conditions to remain soft, and order intake to continue to lag last year’s levels, with additional market and exchange rate uncertainty following recent events in different parts of Europe. While the fourth quarter is a cyclically slower period, the increased generation of waste paper following the end of summer vacations should contribute to positive supply dynamics and our sourcing teams are focused on the strategic management of our input material in order to reduce delivered cost to our mills.

In the near-term, we do not expect our third quarter results to match the record performance we achieved during the third quarter of last year, but we will continue to carefully manage our financial situation in order to direct a significant portion of our free cash flow to debt reduction, which is normally the case in the second half of the year. Longer-term, we remain committed to improving the efficiency and competitiveness of our operations through strategic investments, and the successful execution of our strategic action plan. By doing so, we will continue to build on our capacity to adapt to market dynamics, reinforce our operational foundation, and deliver improved productivity and overall performance. ”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid September 2, 2016, to shareholders of record at the close of business on August 26, 2016. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the second quarter of 2016, Cascades purchased for cancellation 315,069 shares at an average price of $8.56 representing an aggregate amount of approximately $2.7 million.

Conference call information

Management will discuss the financial results for the second quarter of 2016 during a conference call to be held today at 10:00 a.m. EST.

The call can be accessed by dialing 1-888-231-8191. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until September 5, 2016 by dialing 1-855-859-2056 and by using the access code 42826663.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in close to 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	29	60
Accounts receivable	599	540
Current income tax assets	13	30
Inventories	487	494
Financial assets	1	1
	1,129	1,125
Long-term assets
Investments in associates and joint ventures	308	322
Property, plant and equipment	1,583	1,608
Intangible assets with finite useful life	174	174
Financial assets	16	12
Other assets	43	80
Deferred income tax assets	179	181
Goodwill and other intangible assets with indefinite useful life	348	346
	3,780	3,848
Liabilities and Equity
Current liabilities
Bank loans and advances	34	37
Trade and other payables	591	613
Current income tax liabilities	1	1
Current portion of long-term debt	34	34
Current portion of provisions for contingencies and charges	11	5
Current portion of financial liabilities and other liabilities	13	37
	684	727
Long-term liabilities
Long-term debt	1,625	1,710
Provisions for contingencies and charges	32	34
Financial liabilities	35	47
Other liabilities	189	178
Deferred income tax liabilities	198	189
	2,763	2,885
Equity attributable to Shareholders
Capital stock	486	490
Contributed surplus	16	17
Retained earnings	463	387
Accumulated other comprehensive loss	(40)	(27)
	925	867
Non-controlling interest	92	96
Total equity	1,017	963
	3,780	3,848

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	2016	2015	2016	2015
Sales	998	950	2,001	1,860
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $47 million for 3-month period (2015 — $44 million) and $94 million for 6-month period (2015 — $88 million))	834	801	1,680	1,585
Selling and administrative expenses	98	88	191	174
Gain on acquisitions, disposals and others	(4)	—	(4)	—
Impairment charges and restructuring costs	9	4	9	4
Foreign exchange loss (gain)	(1)	—	—	(2)
Loss (gain) on derivative financial instruments	(3)	(4)	(13)	10
	933	889	1,863	1,771
Operating income	65	61	138	89
Financing expense	20	23	44	47
Interest expense on employee future benefits	2	1	3	3
Loss on refinancing of long-term debt	—	19	—	19
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	(13)	(42)	32
Share of results of associates and joint ventures	(1)	(5)	(15)	(9)
Earnings (loss) before income taxes	50	36	148	(3)
Provision for income taxes	13	8	34	4
Net earnings (loss) from continuing operations including non-controlling interest for the period	37	28	114	(7)
Net loss from discontinued operations	—	(2)	—	—
Net earnings (loss) including non-controlling interest for the period	37	26	114	(7)
Net earnings attributable to non-controlling interest	1	2	3	4
Net earnings (loss) attributable to Shareholders for the period	36	24	111	(11)
Net earnings (loss) from continuing operations per common share
Basic	$0.38	$0.27	$1.17	$(0.12)
Diluted	$0.37	$0.27	$1.14	$(0.12)
Net earnings (loss) per common share
Basic	$0.38	$0.25	$1.17	$(0.12)
Diluted	$0.37	$0.25	$1.14	$(0.12)
Weighted average basic number of common shares outstanding	94,596,934	94,232,625	94,969,656	94,216,756
Weighted average number of diluted common shares	96,463,392	95,590,059	96,985,595	95,807,546

Net earnings (loss) attributable to Shareholders:
Continuing operations	36	26	111	(11)
Discontinued operations	—	(2)	—	—
Net earnings (loss)	36	24	111	(11)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Net earnings (loss) including non-controlling interest for the period	37	26	114	(7)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(10)	(5)	(55)	40
Change in foreign currency translation related to net investment hedging activities	7	8	45	(40)
Income taxes	(1)	(1)	(6)	5
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1	—	2
Change in fair value of interest rate swaps	(2)	4	(7)	8
Change in fair value of commodity derivative financial instruments	7	(1)	6	1
Income taxes	(1)	1	1	(4)
Available-for-sale financial assets	(1)	—	(2)	2
	(1)	7	(18)	14
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(15)	9	(34)	10
Income taxes	4	(3)	9	(3)
	(11)	6	(25)	7
Other comprehensive income (loss)	(12)	13	(43)	21
Comprehensive income including non-controlling interest for the period	25	39	71	14
Comprehensive income (loss) attributable to non-controlling interest for the period	(2)	4	(2)	3
Comprehensive income attributable to Shareholders for the period	27	35	73	11
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	27	37	73	11
Discontinued operations	—	(2)	—	—
Comprehensive income	27	35	73	11

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	111	—	111	3	114
Other comprehensive loss	—	—	(25)	(13)	(38)	(5)	(43)
	—	—	86	(13)	73	(2)	71
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	(2)	(2)	—	(8)	—	(8)
Dividends paid to non-controlling interest	—	—	—	—	—	(2)	(2)
Balance - End of period	486	16	463	(40)	925	92	1,017

	For the 6-month period ended June 30, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(11)	—	(11)	4	(7)
Other comprehensive income (loss)	—	—	8	14	22	(1)	21
	—	—	(3)	14	11	3	14
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	1	1	—	—	2	—	2
Balance - End of period	484	19	443	(48)	898	113	1,011

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	36	24	111	(11)
Net loss from discontinued operations	—	2	—	—
Net earnings (loss) from continuing operations	36	26	111	(11)
Adjustments for:
Financing expense and interest expense on employee future benefits	22	24	47	50
Loss on refinancing of long-term debt	—	19	—	19
Depreciation and amortization	47	44	94	88
Gain on acquisitions, disposals and others	(5)	—	(5)	—
Impairment charges and restructuring costs	1	1	1	1
Unrealized loss (gain) on derivative financial instruments	(5)	(6)	(19)	7
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	(13)	(42)	32
Provision for income taxes	13	8	34	4
Share of results of associates and joint ventures	(1)	(5)	(15)	(9)
Net earnings attributable to non-controlling interest	1	2	3	4
Net financing expense paid	(3)	(12)	(47)	(56)
Premium paid on long-term debt refinancing	—	(13)	—	(13)
Net income taxes received (paid)	7	(2)	8	(7)
Dividend received	6	2	9	4
Employee future benefits and others	(6)	(5)	(16)	(8)
	107	70	163	105
Changes in non-cash working capital components	(26)	(21)	(59)	(47)
	81	49	104	58
Investing activities from continuing operations
Investments in associates and joint ventures	(2)	—	(2)	—
Payments for property, plant and equipment	(47)	(47)	(102)	(82)
Proceeds on disposals of property, plant and equipment	1	1	2	1
Change in intangible and other assets	12	(2)	10	(3)
Business acquisition	(15)	—	(15)	—
	(51)	(48)	(107)	(84)
Financing activities from continuing operations
Bank loans and advances	—	(14)	(2)	(20)
Change in revolving credit facilities	(53)	10	4	11
Issuance of senior notes, net of related expenses	—	300	—	300
Repayment of senior notes	—	(305)	—	(305)
Increase in other long-term debt	14	27	15	28
Payments of other long-term debt	(21)	(15)	(26)	(21)
Redemption of common shares	(3)	1	(8)	1
Dividends paid to non-controlling interest	(1)	—	(1)	—
Dividends paid to the Corporation's Shareholders	(4)	(4)	(8)	(8)
	(68)	—	(26)	(14)
Change in cash and cash equivalents during the period from continuing operations	(38)	1	(29)	(40)
Change in cash and cash equivalents during the period from discontinued operations	—	(5)	—	36
Net change in cash and cash equivalents during the period	(38)	(4)	(29)	(4)
Currency translation on cash and cash equivalents	(1)	—	(2)	(1)
Cash and cash equivalents - Beginning of period	68	28	60	29
Cash and cash equivalents - End of period	29	24	29	24

SEGMENTED INFORMATION
The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2015.
The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.
The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	342	322	678	622
Boxboard Europe	197	202	416	418
Specialty Products	157	146	306	281
Intersegment sales	(14)	(13)	(29)	(25)
	682	657	1,371	1,296
Tissue Papers	324	299	644	573
Intersegment sales and others	(8)	(6)	(14)	(9)
	998	950	2,001	1,860

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	60	55	115	107
Boxboard Europe	15	17	31	34
Specialty Products	20	14	34	24
	95	86	180	165
Tissue Papers	33	23	67	38
Corporate	(16)	(4)	(15)	(26)
Operating income before depreciation and amortization	112	105	232	177
Depreciation and amortization	(47)	(44)	(94)	(88)
Financing expense and interest expense on employee future benefits	(22)	(24)	(47)	(50)
Loss on refinancing of long-term debt	—	(19)	—	(19)
Foreign exchange gains (loss) on long-term debt and financial instruments	6	13	42	(32)
Share of results of associates and joint ventures	1	5	15	9
Earnings (loss) before income taxes	50	36	148	(3)

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	9	12	25	18
Boxboard Europe	9	4	13	6
Specialty Products	4	2	12	4
	22	18	50	28
Tissue Papers	22	19	33	39
Corporate	6	3	17	4
Total acquisitions	50	40	100	71
Proceeds on disposals of property, plant and equipment	(1)	(1)	(2)	(1)
Capital-lease acquisitions and included in other debts	(4)	3	(11)	—
	45	42	87	70
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	8	13	20	20
End of period	(7)	(9)	(7)	(9)
Payments for property, plant and equipment net of proceeds on disposals	46	46	100	81

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them might take place in the future and will reduce the cash available to us.

The following table reconciles net earnings and net earnings per common share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings			Net earnings per share [1]
	Q2 2016	Q1 2016	Q2 2015	Q2 2016	Q1 2016	Q2 2015

As per IFRS	36	75	24	$0.38	$0.79	$0.25
Specific items:
Gain on acquisitions, disposals and others	(4)	—	—	$(0.03)	—	—
Impairment charges	3	—	1	$0.02	—	—
Restructuring costs	6	—	3	$0.04	—	$0.02
Unrealized gain on derivative financial instruments	(5)	(14)	(6)	$(0.04)	$(0.11)	$(0.04)
Loss on refinancing of long-term debt	—	—	19	—	—	$0.15
Foreign exchange gain on long-term debt and financial instruments	(6)	(36)	(13)	$(0.05)	$(0.33)	$(0.12)
Share of results of associates, joint ventures and non-controlling interest	6	—	—	$0.04	—	—
Included in discontinued operations, net of tax	—	—	(1)	—	—	$(0.01)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(1)	9	(3)	$0.02	—	—
	(1)	(41)	—	—	$(0.44)	—
Excluding specific items	35	34	24	$0.38	$0.35	$0.25

Note 1 : Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interest. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interest'' only include the effect of tax adjustments.

Net earnings, which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	Q2 2016	Q1 2016	Q2 2015

Net earnings attributable to Shareholders for the period	36	75	24
Net earnings attributable to non-controlling interest	1	2	2
Net loss from discontinued operations	—	—	2
Provision for income taxes	13	21	8
Share of results of associates and joint ventures	(1)	(14)	(5)
Foreign exchange gain on long-term debt and financial instruments	(6)	(36)	(13)
Financing expense and interest on future employee benefits	22	25	43
Operating income	65	73	61
Specific items :
Gain on acquisitions, disposals and others	(4)	—	—
Impairment charges	3	—	1
Restructuring costs	6	—	3
Unrealized gain on derivative financial instruments	(5)	(14)	(6)
	—	(14)	(2)
Operating income - excluding specific items	65	59	59
Depreciation and amortization	47	47	44
Operating income before depreciation and amortization (OIBD) - excluding specific items	112	106	103

The following table reconciles the total debt and the net debt with the net debt on operating income before depreciation and amortization (OIBD) excluding specific items ratio:

(in millions of Canadian dollars) (unaudited)	June 30, 2016	December 31, 2015
Long-term debt	1,625	1,710
Current portion of long-term debt	34	34
Bank loans and advances	34	37
Total debt	1,693	1,781
Less : Cash and cash equivalents	29	60
Net debt	1,664	1,721
OIBD excluding specific items on a last twelve months basis	456	426
Net debt / OIBD excluding specific items ratio	3.6	4.0

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
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